

June 16, 2011

Via Email
Melbourne F. Yull
Executive Director
Intertape Polymer Group, Inc.
9999 Cavendish Blvd., Suite 200
Ville St. Laurent, Quebec, Canada H4M 2X5

> **Re:  Intertape Polymer Group, Inc.**
> **Form 20-F for fiscal year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 001-10928**

Dear Mr. Yull:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amended and Restated Consolidated Financial Statements for the year-ended December 31, 2010 and 2009

Notes to Consolidated Financial Statements

17  Segment Disclosures, page 49

1. We note your disclosure that during the third quarter of 2010 you realigned your reporting structure by combining your two segments into one reportable unit and the operating results of this one segment is reviewed by the chief operating decision maker. This disclosure appears to be inconsistent with the disclosure presented on page 39 of Management's Discussion and Analysis and in your press release for the 4[th] quarter results filed in a Form 6-K on March 23, 2011 which includes a detailed discussion of the results of operations for T&F Division and the ECP Division.  Please provide us with a detailed discussion of your consideration of the guidance in FASB ASC 280-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac (202) 551-3398 if you have questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services